Exhibit 99.1 650 boulevard De Maisonneuve ouest, 7e étage Montreal (Québec), H3A 3T2 www.computershare.com

February 20, 2026

To: All Canadian Securities Regulatory Authorities

Subject: TFI INTERNATIONAL INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	March 18, 2026
Record Date for Voting (if applicable) :	March 18, 2026
Beneficial Ownership Determination Date :	March 18, 2026
Meeting Date :	April 27, 2026
Meeting Location (if available) :	Montreal, Qc
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	87241L109	CA87241L1094

Sincerely,

Computershare

Agent for TFI INTERNATIONAL INC.